December 29, 2006
BY EDGAR AND OVERNIGHT COURIER
Ms. Pamela A. Long, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifevantage Corporation Registration Statement on Form SB-2 File No. 333-126288
Dear Ms. Long:
          On behalf of Lifevantage Corporation (the “Registrant”), this letter responds to the Staff’s comments in the Staff’s letter dated December 20, 2006 concerning the Registrant’s Registration Statement on Form SB-2 filed with the Commission on June 30, 2005, as amended by Amendment No. 1 to Form SB-2 filed with the Commission on February 3, 2006, Amendment No. 2 to Form SB-2 filed with the Commission on May 26, 2006 and Amendment No. 3 to Form SB-2 filed with the Commission on December 15, 2006 (collectively, the “Registration Statement”). The responses below are numbered to correspond with the comments in the Staff’s December 20, 2006 letter. Also provided with this letter is Amendment No. 4 to Form SB-2 (the “Amendment”), which is being filed with the Commission simultaneously with this letter.
Registration Statement on Form SB-2
General
1.	We note your February 3, 2006 supplemental reasons to comment 29 of our July 27, 2005 letter that it was your believe that your agreement with GNC was not a material contract because there had not been a significant number of sales of your product under this agreement. We also note your statement that you would continue to evaluate the significance of this agreement to determine its materiality. In light of the fact that a total of $748,230 of revenue previously deferred was recognized from the GNC agreement in the three months ended September 30, 2006, please file this agreement as an exhibit. Additionally, please file your agreement with CVS/pharmacy as an exhibit to the registration statement, or tell us why you believe it is not a material contract.

Response to Comment 1. The Registrant has amended the Registration Statement to include one additional agreement. The agreement is the Registrant’s Purchase Agreement with General Nutrition Distribution, LP, dated as of June 21, 2006, attached to the Registration Agreement as Exhibit 10.14. The Registrant does not have a written contract with CVS/pharmacy, only a term sheet arrangement that has not been signed by

Ms. Pamela A. Long
December 29, 2006

CVS/pharmacy and purchase orders that are provided by CVS/pharmacy on each occasion when it wishes to purchase products from the Registrant. The Registrant does not believe that the individual purchase orders received from CVS/pharmacy rise to the level of a material contract. As a result, the Registrant has not included any purchase order request provided by CVS/pharmacy as an exhibit to the Registration Statement. If at any time the Registrant enters into a master agreement, contract or other agreement with CVS/pharmacy that the Registrant believes to be material, it will file the agreement at that time in accordance with the rules and regulations of the Commission. The Registrant has clarified its disclosure in the Registration Statement regarding its arrangement with CVS/pharmacy.
Form 10-KSB/A for the Fiscal Year ended June 30, 2006
Item 8A — Controls and Procedures
2.	We note the restatement described in Note 2 to the financial statements. We understand that the 1 million share issuances is now valued at $2 per share consistent with the concurrent private placement and the guidance in Section 404.04.a of the Financial Reporting Codification. Furthermore, we understand the purchase price has been assigned to identified intangibles, consistent with the guidance in paragraph A14 of SFAS 141. Given the material restatement, please clarify for us how you concluded that your controls and procedures were effective.

Response to Comment 2. Management of the Registrant believes that the changes reflected in the restatement for the Registrant’s fiscal year ended June 30, 2006 reflect changes in judgment as to the application of accounting standards. In connection with this restatement, under the supervision and with the participation of the Registrant’s principal executive officer and principal financial officer, management reevaluated the effectiveness of the Registrant’s disclosure controls and procedures and determined that its disclosure controls and procedures were effective as of June 30, 2006.
          If you or any member of the Staff has comments or questions, please contact the undersigned at 303 565.8623.

Very truly yours, Lifevantage Corporation
By:	/s / Gerald J. Houston
Gerald J. Houston, Chief Financial Officer

cc:	Tracey McKoy, Staff Accountant Al Pavot, Staff Accountant Craig Slivka, Staff Attorney Alan L. Talesnick, Patton Boggs LLP